UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 1, 2017

(Date of earliest event reported)

YAYYO, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-3028414
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On June 1, 2017, the Board of Directors of YayYo, Inc. (the “Company”) accepted and approved the resignation of Anthony L. Davis from his position as president of the Company and as a member of the Company’s Board of Directors. Substantially concurrently, the Company and Mr. Davis entered into a Consulting Agreement, pursuant to which Mr. Davis will provide executive management services to the Company for a period of six months.

ITEM 9. OTHER EVENTS

On or about February 6, 2017, the Registrant repaid in full the various promissory notes payable to Chase Financing, Inc. (“CFI”) in the aggregate amount of $113,888 in principal, plus accrued interest thereon. The repayment was timely in accordance with the CFI Letter Agreement and the CFI Notes, as such terms are defined below.

As disclosed in the Registrant’s Offering Statement on SEC Form 1-A, on January 6, 2017, the Registrant entered into a letter agreement (the “CFI Letter Agreement”) with CFI, pursuant to which CFI agreed to provide up to $100,000 in capital to the Registrant through one or more loans evidenced by notes with an aggregate principal amount of $113,888.

On January 6, 2017, the Registrant received $50,000 from CFI and issued its 10% original issue discount senior secured convertible note in the principal amount of $55,555, with a maturity date of April 6, 2017 (the “First CFI Note”). Subsequent to the First CFI Note, on January 23, 2017 the Registrant received an additional $25,000 from CFI, and issued a second 10% original issue discount senior secured convertible note in the principal amount of $30,555, with a maturity date of April 6, 2017 (the “Second CFI Note”). Subsequent to the Second CFI Note, the Registrant received an additional $25,000 from CFI, and issued a third 10% original issue discount senior secured convertible note in the amount of $27,778 (the “Third CFI Note” and together with the First CFI Note and the Second CFI Note, collectively, the “CFI Notes”). As a result, the Registrant was obligated to repay CFI a total of $113,888 in principal plus all accrued interest thereon to CFI under the CFI Notes on or before the stated maturity dates, subject to extension per the terms of the CFI Notes.

The CFI Letter Agreement and the CFI Notes were filed as exhibits to the Registrant’s Offering Statement on SEC Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.,
a Delaware corporation

By:	/s/ Ramy El-Batrawi
Name:	Ramy El-Batrawi
Its:	Chief Executive Officer
Date:	June 1, 2017